UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 2
TO
SCHEDULE 13D
Under the Securities Exchange Act of 1934 (Rule 13d-2)

TIM Hellas Telecommunications S.A.
(Name of Issuer)

ORDINARY SHARES, NOMINAL VALUE €1.53 EACH
(Title of Class of Securities)

859823106
(CUSIP Number)

Telecom Italia S.p.A.
(Name of Persons Filing Statement)

     Aldo Cappuccio
Telecom Italia S.p.A.
Piazza degli Affari, n. 2
Milan, Italy
Tel. No. + 39 02 8595 11
(Name, Address and Telephone Number of
Person Authorized to Receive Notices and Communications)

With a copy to:
Jeffrey M. Oakes, Esq.
Davis Polk & Wardwell
99 Gresham Street
London EC2V 7NG, England
Tel. No. + 44 20 7418 1386

June 15, 2005
(Date of Event which Requires Filing of this Statement)

  If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13-d(g), check the following box:  ☐

(continued on following pages) Page 1 of 6

SCHEDULE 13D

CUSIP No. 859823106	Page 2 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Telecom Italia S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC, CO

(continued on following pages)

SCHEDULE 13D

CUSIP No. 859823106	Page 3 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Telecom Italia Mobile S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC, CO

(continued on following pages)

SCHEDULE 13D

CUSIP No. 859823106	Page 4 of 6 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON TIM International N.V.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION The Netherlands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0
14	TYPE OF REPORTING PERSON HC

(continued on following pages)

     General

     This Amendment No. 2 (the “Amendment”) amends the statement on the Schedule 13D dated August 6, 2002, (the “Schedule 13D”) as amended by Amendment No. 1 thereto dated April 5, 2005 (the “Amendment No.1” and, together with the Schedule 13D, the “Amended Schedule 13D”). All capitalized terms used but not defined herein have the meanings set forth in the Amended Schedule 13D.

     Item 1. – Security and Issuer

     This Amendment relates to the divestiture, pursuant to the transaction described in Amendment No. 1, of the ordinary shares, par value €1.53 per share (the “Shares”), of TIM Hellas Telecommunications S.A., formerly STET Hellas Telecommunications S.A. (the “Issuer”), a company organized under the laws of the Hellenic Republic of Greece. The principal executive offices of the Issuer are located at 66 Kifissias Avenue, 15125 Maroussi, Athens, Greece.

     Item 2. – Identity and Background

     Please refer to Amendment No. 1.

     Item 3. - Source and Amount of Funds or Other Consideration

     Item 4. - Purpose of the Transaction

     Please refer to Amendment No. 1.

     Item 5 - Interest in Securities of the Issuer

     (a) The closing of the transaction contemplated by the Stock Purchase Agreement occurred on June 15, 2005. Therefore the Reporting Persons no longer beneficially own any Shares.

     None of the Reporting Persons nor, to the best of their knowledge, any persons named in Exhibit A to Amendment No. 1 beneficially owns any Shares or ADRs representing Shares.

     (b) Not applicable.

     (c) Except for the closing of the transaction contemplated by the Stock Purchase Agreement and for the execution of the Stock Purchase Agreement described and attached to Amendment 1, no transactions in the Shares or ADRs representing Shares have been effected since August 2, 2002 by any Reporting Person or, to the best knowledge of the Reporting Persons, by any of the Persons named in Exhibit B to Amendment No. 1. Mr Paolo Savona and Mr. Carlo Angelici have resigned, without being replaced, from the board of directors of TIM and are no longer to be considered among the Persons named in Exhibit B to Amendment No. 1.

     (d) Not applicable.

     (e) As of June 15, 2005, the Reporting Persons ceased to be beneficial owners of more than five percent of the Shares.

     Item 6 – Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

     Please refer to Amendment No. 1.

     Item 7 – Material to be Filed as Exhibits

     Exhibit A: TIM Press Release dated as of June 15, 2005.

     Exhibit B: Joint Filing Agreement

(continued on following pages)

      SIGNATURES

     After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

      Date: June 17, 2005

Telecom Italia S.p.A.

By:	/s/ Aldo Cappuccio

	Name:	Aldo Cappuccio
	Title:	Head of Corporate & Legal Affairs Department

Telecom Italia Mobile S.p.A.

By:	/s/ Antonio Sanna

	Name:	Antonio Sanna
	Title:	Head of Corporate and Legal Affairs

TIM International N.V.

By:	/s/ Elisabetta Ripa

	Name:	Elisabetta Ripa
	Title:	Director

TIM International N.V.

By:	/s/ Francesco Saverio Lobianco

	Name:	Francesco Saverio Lobianco
	Title:	Director